UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sunesis Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

867328700

(CUSIP Number)

February 21, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867328700

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,125,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,125,000

9	Aggregate amount beneficially owned by each reporting person. 2,125,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.2%*
12	Type of reporting person OO

*	Based on 34,248,322 shares of the Issuer’s common stock outstanding as of October 27, 2017 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017.

CUSIP No. 867328700

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,125,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,125,000

9	Aggregate amount beneficially owned by each reporting person. 2,125,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.2%*
12	Type of reporting person CO

*	Based on 34,248,322 shares of the Issuer’s common stock outstanding as of October 27, 2017 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017.

CUSIP No. 867328700

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,125,000
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,125,000

9	Aggregate amount beneficially owned by each reporting person. 2,125,000
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.2%*
12	Type of reporting person IN

*	Based on 34,248,322 shares of the Issuer’s common stock outstanding as of October 27, 2017 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017.

Item 1(a).	Name of Issuer:

Sunesis Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

395 Oyster Point Boulevard, Suite 400

South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis (together with Boxer Capital and Boxer Management, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of Boxer Management and Joe Lewis is: Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

867328700

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 2,125,000 shares of Common Stock.

(b)	Percent of class:

The shares of Common Stock beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represent 6.2% of the Issuer’s outstanding shares of Common Stock based on 34,248,322 shares of the Issuer’s common stock outstanding as of October 27, 2017 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Common Stock they beneficially own.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 2,125,000 shares of Common Stock they beneficially own.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any shares of Common Stock they beneficially own.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 2,125,000 shares of Common Stock they beneficially own.

Boxer Capital currently holds a warrant to purchase 250,000 shares of Common Stock (the “Boxer Warrant”). The Boxer Warrant has an exercise price equal to $3.00 per share of Common Stock, subject to adjustment in the event of stock dividends and distributions, stock splits, stock combinations or similar events affecting the Common Stock. The Boxer Warrant may be exercised at any time and will expire on October 27, 2018; provided, however, pursuant to its terms, the Boxer Warrant is only exercisable to the extent that Boxer Capital thereof (together with Boxer Capital’s affiliates) would beneficially own no more than 4.99% of the outstanding shares of Common Stock after exercise. The shares of Common Stock that Boxer Capital has the right to acquire upon exercise of the Boxer Warrant are not deemed to be currently beneficially owned by the Reporting Persons because of the limitations of ownership as described above. Except as otherwise provided in the Boxer Warrant, or by virtue of Boxer Capital’s ownership of Common Stock, Boxer Capital does not have the rights or privileges of holders of Common Stock with respect to the Boxer Warrant, including any voting rights, until Boxer Capital exercises the Boxer Warrant. A copy of the form of warrant is filed herewith as an exhibit and incorporated herein by reference, and any description herein of the Boxer Warrants is qualified in its entirety by reference to the form of warrant.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by Boxer Capital. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated March 5, 2018, among the Reporting Persons.

2	Form of Common Stock Purchase Warrant, incorporated herein by reference to Exhibit 4.2 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on October 26, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2018

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually